

Mail Stop 4628

September 21, 2015

Via E-mail
Robert C. Turnham
Interim Chief Financial Officer
Goodrich Petroleum Corporation
801 Louisiana, Suite 700
Houston, Texas 77002

> **Re:** **Goodrich Petroleum Corporation**
> **Form 10-K for the Fiscal Year Ended**
> **December 31, 2014**
> **Filed March 2, 2015**
> **File No. 1-12719**

Dear Mr. Turnham:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

Form 10-K for Fiscal Year Ended December 31, 2014

Business and Properties, page 3

Oil and Natural Gas Reserves, page 8

1. We note the statement in your filing that a sustained depression of oil and natural gas prices may affect your ability to obtain funding necessary to implement your development plan. Disclosure in your filing also states that you intend to fund your capital expenditure program with cash flows from your operations and borrowings under your credit facility. Considering the reduction in the borrowing base under your credit facility and negative cash flows from operating activities for the six months ended June 30, 2015, please tell us how you concluded that you have adequate financing to support

the recordation of proved reserves reported as of December 31, 2014. Refer to Rule 4-10(a)(26) of Regulation S-X.

Oil and Natural Gas Reserves, page 10

2.   You disclose that your proved undeveloped reserve development during 2014 was about 1% (or 3.2 BCFE) of your available booked PUD reserves at year-end 2013. In prior filings, you disclose that you developed 5% and 6% of your available PUD reserves during 2013 and 2012, respectively. Rule 4-10(a)(31)(ii) of Regulation S-X states "Undrilled locations can be classified as having undeveloped reserves only if a development plan has been adopted indicating that they are scheduled to be drilled within five years, unless the specific circumstances, justify a longer time." It is the staff's position that it is reasonable to expect cumulative PUD conversion to have an average rate equivalent to about 20 percent per year. Your three year average appears to be four percent. Please explain to us how your future PUD conversion will comply with Rule 4-10(a)(31)(ii).

3.   Please furnish us with an analysis comparing the PUD locations that had been scheduled to be drilled in 2013 by your year-end 2012 reserve report, 2014 by your year-end 2013 reserve report and the first half of 2015 by your year-end 2014 reserve report to those PUD locations that were actually drilled in each of these periods. Include a spread sheet comparison of the pre-drill and post-drill estimated ultimate recoveries for the PUD locations that were drilled.

4.   We note that the incurred 2014 unit PUD development cost appears to be about $11.72/MCFE (=$37.5 million/3.2 BCFE), that for 2013 is about $5.75/MCFE and that for 2012 is about $4.29/MCFE. The unit development cost projected in the 2014 standardized measure appears to be about $4.41/MCFE (=$657 million/149 BCFE). Please explain to us the reasons for the discrepancy between the projected and the actual unit development costs for the last two years.

Lease Expiration, page 11

5.   We note that the leases for approximately 73% of your undeveloped acreage will expire over the next three years. Please tell us the material proved undeveloped reserves, if any, that you have attributed to acreage whose expiration date precedes the scheduled date for initial PUD reserves development. If applicable, address the approach you will employ to forestall the expiry of such acreage.

Net Production, Unit Prices and Costs, page 12

6.   Please explain to us:
- the omission of Tuscaloosa Marine Shale gas sales;
- the projected initial date, if any, of TMS gas sales; and
- the figures for 2014 TMS proved gas reserves, if any.

Risk Factors, page 17

We have limited control over the activities on properties we do not operate, page 24

7.   Please expand this discussion to disclose the portion of production and the portion of reserves attributable to your non-operated properties.

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 31

Liquidity and Capital Resources, page 39

8.   We note that you were in compliance with existing covenants under your senior credit facility at December 31, 2014 and at June 30, 2015. Disclosure in your Form 10-Q for the period ended June 30, 2015 states that it may be necessary for you to seek debt covenant relief, or if covenant relief is not received, restructure your debt. Please revise your disclosure to provide additional information regarding the steps you are taking to avoid a covenant breach or otherwise address the breach (e.g., obtaining a waiver). Your revised disclosure should explain the reasonably likely impact of the breach on your financial condition or operating performance and identify any alternate sources of funding. Refer to Item 303(a)(1) of Regulation S-K and, for further guidance, section IV.C. of SEC Release No. 33-8350.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Diane Fritz, Staff Accountant, at (202) 551-3331 or Ethan Horowitz, Branch Chief, at (202) 551-3311 if you have questions regarding comments on the financial statements and related matters, and Ronald Winfrey, Petroleum Engineer, at (202) 551-3704 if you have questions regarding comments on engineering matters. Please contact me at (202) 551-3745 with any other questions.

Sincerely,

/s/H. Roger Schwall

H. Roger Schwall
Assistant Director
Office of Natural Resources